

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 15, 2009

Paul M. Limbert
President and Chief Executive Officer
WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003

> **Re:** **WesBanco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-08467**

Dear Mr. Limbert:

We have reviewed your response letter dated September 2, 2009 and have the following comment. Where indicated, we think you should revise your disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Individual Performance Targets, page 18 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 2 in our letter dated August 19, 2009. Based on the information presented in your response and the disclosure in your proxy statement, we are unable to agree with your conclusion that the individual performance targets were not material. We therefore reissue comment 2.

         *   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing

Paul M. Limbert
WesBanco, Inc.
September 15, 2009
Page 2

your response to our comment.

       Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

                                 Sincerely,

                                 Justin T. Dobbie
                                 Attorney-Adviser